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                         June 8, 2020

       Matthew Kane
       President and Chief Executive Officer
       Precision BioSciences, Inc.
       302 East Pettigrew St.
       Suite A-100
       Durham, NC 27701

                                                        Re: Precision
BioSciences, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 1, 2020
                                                            File No. 333-238857

       Dear Mr. Kane:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Abby
Adams at (202) 551-6902 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Life Sciences